Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-229735

Dated October 29, 2019

Eli Lilly and Company

Pricing Term Sheet

0.625% Notes due 2031

1.700% Notes due 2049

Issuer:	Eli Lilly and Company

Principal Amount:	€600,000,000	€1,000,000,000

Maturity Date:	November 1, 2031	November 1, 2049

Coupon:	0.625% per year	1.700% per year

Public Offering Price:	98.902% of principal amount	99.442% of principal amount

Yield to Maturity:	0.721%	1.724%

Benchmark Bund:	DBR 0.000% due August 15, 2029	DBR 1.250% due August 15, 2048

Spread to Benchmark Bund:	+107.8 bps	+158.2 bps

Benchmark Bund Yield / Price:	-0.357% / 103.56	0.142% / 131.22

Spread to Mid Swaps:	+55 bps	+125 bps

Mid Swaps Yield:	0.171%	0.474%

Interest Payment Dates:	Annually on November 1, commencing November 1, 2020	Annually on November 1, commencing November 1, 2020

Redemption Provisions:

Make-whole call:	Prior to August 1, 2031, make whole plus 20 bps, plus accrued and unpaid interest, if any	Prior to May 1, 2049, make whole plus 25 bps, plus accrued and unpaid interest, if any

Par call:	On or after August 1, 2031, at 100%, plus accrued and unpaid interest, if any	On or after May 1, 2049, at 100%, plus accrued and unpaid interest, if any

Underwriting Discounts:	0.450%	0.625%

CUSIP / ISIN / Common Code:	532457 BW7 / XS2075937370 / 207593737	532457 BX5 / XS2075938006 / 207593800

Trade Date:	October 29, 2019

Settlement Date:	November 7, 2019 (T+7)

Ratings*:	Moody’s: A2 (Stable); Standard & Poor’s: A+ (Stable)

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

Day Count:	Actual / Actual (ICMA)

Offering Format:	SEC Registered

Listing:	Application will be made to list the notes on the New York Stock Exchange

Joint Book-Running Managers:	BNP Paribas, Citigroup Global Markets Limited, J.P. Morgan Securities plc and Morgan Stanley & Co. International plc

Co-Managers:	Academy Securities, Inc., C.L. King & Associates, Inc., Mischler Financial Group, Inc. and Penserra Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling BNP Paribas toll-free at +1-800-854-5674, Citigroup Global Markets Limited toll-free at +1-800-831-9146, J.P. Morgan Securities plc collect at +44-207-134-2468 and Morgan Stanley & Co. International plc toll-free at +1-866-718-1649.

Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA. This pricing term sheet supplements the preliminary prospectus supplement issued by Eli Lilly and Company on October 29, 2019 relating to its prospectus dated February 19, 2019.